Exhibit 99.1

AVG ANNOUNCES TRANSITION OF CHIEF FINANCIAL OFFICER

Amsterdam – November 4, 2015 – AVG® Technologies N.V. (NYSE: AVG), the online security company™ for more than 200 million monthly active users, today announced that it is initiating a Chief Financial Officer transition. During this period, John Little will remain CFO and maintain all of his existing duties until a successor is named and the transition is complete.

Gary Kovacs, AVG’s chief executive officer, said, “For the past eight years, John has led AVG’s finance function during a period of rapid growth and expansion, including a successful initial public offering in 2012. On behalf of the entire company and all of our stakeholders, I thank him for his years of service and his many contributions, as well as for his help in ensuring a smooth transition.”

“We’ve achieved a great deal over the last several years,” said John Little, chief financial officer, “and I am very proud to have been a part of executing the company’s vision and growth strategy for so long. Since joining AVG in 2007, we have grown revenues more than eight fold, from around $50 million to more than $400 million. I now feel that it is time for me hand over the reins to a new leader who can help take AVG through the next phase of its development, allowing me to focus on other areas of my life.”

The company will engage an executive recruiting firm to help identify a successor who will continue to scale, grow, and develop our financial systems, capital management, and strategic planning commensurate with AVG’s growth.

The company also announced its third quarter 2015 earnings results today and is hosting a conference call at 4:30 pm ET/1:30 pm PT to discuss the results. The conference call may be accessed via webcast at http://investors.avg.com or using the following phone numbers and conference ID: +1 646 254 3366 (USA); +1 514 841 2154 (Canada); +44 20 3427 1905 (UK); +420 225 376 429 (Czech Republic); Conference ID: 1514257.

About AVG Technologies (NYSE: AVG)

AVG is the online security company providing leading software and services to secure devices, data and people. AVG’s award-winning technology is delivered to over 200 million monthly active users worldwide. AVG’s Consumer portfolio includes internet security, performance optimization, and personal privacy and identity protection for mobile devices and desktops. The AVG Business portfolio - delivered by managed service providers, VARs and resellers - offers IT administration, control and reporting, integrated security, and mobile device management that simplify and protect businesses.

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Tel: +1 415 806 0385	Tel: +420 702 205 848
Email: bonnie.mcbride@avg.com	Email: camelia.isaic@avg.com
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